Exhibit 97.1

MICROVISION, INC.

Policy on Recoupment of Incentive Compensation

Amended and Restated: November 6, 2023

The Board of Directors (the “Board”) of MicroVision, Inc. (the “Company”) has adopted this Policy on Recoupment of Incentive Compensation (this “Policy”), which provides for the recovery of certain executive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and will be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

1.	Definitions.

The following capitalized terms will have the meanings set forth below.

a.	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, recovery of any Erroneously Awarded Compensation under this Policy is not dependent on fault, fraud, or misconduct by any person in connection with the Accounting Restatement.

b.	“Administrator” means the Compensation Committee, if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board.

c.	“Applicable Period” means the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months will count as a completed fiscal year).

d.	“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy will include at least each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

e.	“Erroneously Awarded Compensation” means, in connection with an Accounting Restatement, the amount of Incentive-Based Compensation Received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been Received by the Covered Executive had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Administrator will determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received and the Company will maintain documentation of such determination and provide such documentation to The Nasdaq Stock Market (“Nasdaq”).

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f.	“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from any such measure. Stock price and TSR and any measure that are derived wholly or in part from stock price or TSR are considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

g.	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed “Received” for purposes of this Policy, as of the date during an applicable fiscal period of the Company in which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, grant, or issuance of the Incentive-Based Compensation occurs after the end of such fiscal period.

h.	“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case irrespective as to when or if the restated financial statements are filed.

2.	Covered Executives; Incentive-Based Compensation.

This Policy applies to Incentive-Based Compensation Received by a Covered Executive, (a) after beginning services as a Covered Executive, (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (whether or not such Covered Executive is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), and (c) while the Company had a listed class of securities on a national securities exchange.

3.	Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement and Disclosure.

In the event of an Accounting Restatement, the Company is authorized and obligated pursuant to this Policy to:

a.	Recover reasonably promptly the amount of any Erroneously Awarded Compensation unless the Administrator has determined that recovery would be impracticable in accordance solely with the following limited reasons, and subject to the following procedural and disclosure requirements.

i.	That the direct expenses paid to a third party to assist in enforcing this Policy would exceed the Erroneously Awarded Compensation to be recovered, however, before concluding it would be impracticable to recover any amount of Erroneously Awarded Compensation based on such expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) and provide such documentation to Nasdaq; or

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ii.	That recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

b.	file all disclosures with respect to this Policy as required by the Listing Standards and applicable U.S. securities laws, including the disclosure required by applicable SEC filings.

4.	Erroneously Awarded Compensation: Recovery Amount and Method

The Administrator will determine the amount of Erroneously Awarded Compensation Received by each Covered Executive.

Upon determining the amount of Erroneously Awarded Compensation, the Administrator will promptly notify each Covered Executive with a written notice containing the amount of any Erroneously Awarded Compensation and the manner and terms of the repayment or forfeiture, as applicable, to recoup the Erroneously Awarded Compensation.

The Administrator will (a) determine, in its sole discretion, the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances and (b) direct the Company to pursue any method permitted by applicable law or contract, provided, however that unless the Administrator has determined that recovery would be impracticable pursuant to the limitations described above in Section 3.a, in no event may the Company accept an amount that is less than the total amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations under this Policy.

To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company when due, the Company is authorized to take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive will be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

5.	No Indemnification

The Company is not permitted to insure or indemnify any Covered Executive against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (b) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company will not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid, or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy will supersede any such agreement (whether entered into before, on or after the effective date of this Policy).

6.	Effective Date and Retroactive Application

This Policy will be effective as of December 1, 2023, and supersedes the Company’s Executive Compensation Recoupment Policy, effective March 9, 2020. The terms of this Policy will apply to any Incentive-Based Compensation that is Received by Covered Executives on or after October 2, 2023, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to Covered Executives prior to such date.

7.	Policy Administration, Amendment and Termination

This Policy will be administered by the Administrator. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Administrator will be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy.

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Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

The Administrator may amend, modify, suspend, or terminate all or any portion of this Policy at any time and from time to time in its sole discretion. Notwithstanding anything in this Section 7 to the contrary, no amendment or termination of this Policy will be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

8.	Not Exclusive; Other Rights

Any right of recoupment, forfeiture or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company (a) under applicable law, (b) pursuant to the terms of any similar policy in any employment agreement, incentive or equity compensation plan or award agreement, or any other similar agreement, or (c) any other legal rights or remedies available to the Company (“Additional Company Rights”).

Nothing contained in this Policy, will be deemed to limit the Company’s right to terminate employment of any Covered Executive or limit any claims, damages, or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive is and will be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Policy.

To the extent a Covered Executive has already returned or reimbursed the Company for any Erroneously Awarded Compensation under any Additional Company Rights, it will be appropriate for the Administrator to credit such amount to the amount of such Covered Executive’s Erroneously Awarded Compensation that is subject to recovery under this Policy and vice versa.

9.	Successors

This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

10.	Severability

The Board intends that this Policy apply to the fullest extent permitted by law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and will automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy will not affect the validity or enforceability of any other provision of this Policy.

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Acknowledgment

Of

Policy on Recoupment of Incentive Compensation

I, the undersigned, agree and acknowledge that:

●	I am fully bound by, and subject to, all of the terms and conditions of MicroVision, Inc.’s Policy on Recoupment of Incentive Compensation (as may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”);

●	in the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned, or paid, the terms of the Policy shall govern; and

●	in the event it is determined by the Administrator that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:

[Name]	Date
[Title]

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